Exhibit 99.3

CHINA JO-JO DRUGSTORES, INC CONTROL ID: REQUEST ID: IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS DATE: TUESDAY, FEBRUARY 25, 2025 TIME: 9:00 P.M. EASTERN TIME LOCATION: 4TH FLOOR, BUILDING 5, RENXIN YAJU, GONG SHU DISTRICT, HANGZHOU CITY, ZHEJIANG PROVINCE, P. R. CHINA, 310014 HOW TO REQUEST PAPER COPIES OF OUR MATERIALS PHONE: CALL TOLL FREE 1-866-752-8683 FAX: SEND THIS CARD TO 202-521-3464 INTERNET: HTTPS://WWW.IPROXYDIRECT.COM/CJJD AND FOLLOW THE ON-SCREEN INSTRUCTIONS. EMAIL: PROXY@IPROXYDIRECT.COM INCLUDE YOUR CONTROL ID IN YOUR EMAIL. THIS COMMUNICATION REPRESENTS A NOTICE TO ACCESS A MORE COMPLETE SET OF PROXY MATERIALS AVAILABLE TO YOU ON THE INTERNET. WE ENCOURAGE YOU TO ACCESS AND REVIEW ALL OF THE IMPORTANT INFORMATION CONTAINED IN THE PROXY MATERIALS BEFORE VOTING. THE PROXY STATEMENT IS AVAILABLE AT: HTTPS://WWW.IPROXYDIRECT.COM/CJJD IF YOU WANT TO RECEIVE A PAPER COPY OF THE PROXY MATERIALS YOU MUST REQUEST ONE. THERE IS NO CHARGE TO YOU FOR REQUESTING A COPY. TO FACILITATE TIMELY DELIVERY PLEASE MAKE THE REQUEST, AS INSTRUCTED ABOVE, BEFORE FEBRUARY 10, 2025. YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT HTTPS://WWW.IPROXYDIRECT.COM/CJJD UNTIL 11:59 PM EASTERN TIME FEBRUARY 24, 2025. THE PURPOSES OF THIS MEETING ARE AS FOLLOWS: 1. APPROVAL BY ORDINARY RESOLUTION OF THE TRANSACTIONS CONTEMPLATED BY THE EQUITY EXCHANGE AGREEMENT, DATED JANUARY 31, 2025, BY AND AMONG THE COMPANY, RENOVATION INVESTMENT (HONG KONG) CO., LTD., LEI LIU, LI QI, AND OAKVIEW INTERNATIONAL LIMITED; 2. APPROVAL BY ORDINARY RESOLUTION OF THE TRANSACTIONS INCLUDING THE ISSUANCE OF ORDINARY SHARES, CONTEMPLATED BY THE EQUITY EXCHANGE AGREEMENT, DATED JANUARY 31, 2025, BY AND AMONG THE COMPANY, LINGTAO KONG, AND RIDGELINE INTERNATIONAL LIMITED; 3. APPROVAL BY SPECIAL RESOLUTION OF A CHANGE OF THE COMPANY’S NAME FROM “CHINA JO-JO DRUGSTORES, INC.” TO “RIDGETECH, INC.”, AND AN ALTERATION TO THE COMPANY’S THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION TO REFER TO THE NEW CORPORATE NAME OF THE COMPANY; 4. APPROVAL BY ORDINARY RESOLUTION THE ELECTION OF FOUR DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED; 5. RATIFICATION BY ORDINARY RESOLUTION OF THE APPOINTMENT OF YCM CPA, INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2025; 6. APPROVAL BY SPECIAL RESOLUTION OF THE CAPITAL REDUCTION AND THE SHARE SUBDIVISION OF THE COMPANY AS FURTHER SET FORTH IN THE ACCOMPANYING PROXY STATEMENT; 7. APPROVAL BY ORDINARY RESOLUTION FOR THE BOARD TO EFFECT A CONSOLIDATION OF THE COMPANY’S AUTHORIZED AND ISSUED ORDINARY SHARES, AT A RATIO OF UP TO ONE-FOR-FIVE (1:5) AS FURTHER SET FORTH IN THE ACCOMPANYING PROXY STATEMENT; 8. APPROVAL BY SPECIAL RESOLUTION OF THE ADOPTION OF ONE OR MORE NEWLY AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE CAPITAL REDUCTION, THE SHARE SUBDIVISION, THE CONSOLIDATION OF ORDINARY SHARES AND THE COMPANY NAME CHANGE, AS APPLICABLE; AND 9. TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJUSTMENT THEREOF. PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULES, YOU ARE RECEIVING THIS NOTICE THAT THE PROXY MATERIALS FOR THE ANNUAL MEETING ARE AVAILABLE ON THE INTERNET. FOLLOW THE INSTRUCTIONS ABOVE TO VIEW THE MATERIALS AND VOTE OR REQUEST PRINTED COPIES. THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON JANUARY 17, 2025 AS THE RECORD DATE FOR THE DETERMINATION OF SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF THE ANNUAL MEETING AND TO VOTE OUR ORDINARY SHARES, PAR VALUE $.024 PER SHARE, THEY HELD ON THAT DATE AT THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE ‘FOR’ ALL PROPOSALS ABOVE. PLEASE NOTE - THIS IS NOT A PROXY CARD - YOU CANNOT VOTE BY RETURNING THIS CARD

CHINA JO-JO DRUGSTORES, INC. SHAREHOLDER SERVICES 1 Glenwood Ave Suite 1001 Raleigh NC 27603 TIME SENSITIVE SHAREHOLDER INFORMATION ENCLOSED IMPORTANT SHAREHOLDER INFORMATION YOUR VOTE IS IMPORTANT